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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

MERCER INTERNATIONAL INC.

(Name of Issuer)

Shares of Beneficial Interest, $1.00 Par Value

(Title of Class of Securities)

588056101

(CUSIP Number)

Jimmy S.H. Lee
c/o Suite 282-14900 Interurban Avenue South, Seattle, Washington, USA 98168
Telephone: (206) 674-4639

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No.	588056101

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
Jimmy S.H. Lee
2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization Canadian

Number of Shares	(7)	Sole Voting Power 1,969,800
Beneficially Owned	(8)	Shared Voting Power 0
by Each Reporting	(9)	Sole Dispositive Power 1,969,800
Person With	(10)	Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,969,800
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)	Percent of Class Represented by Amount in Row (11) 6.1%
14)	Type of Reporting Person IN

Page 2 of 5 Pages

This amendment No. 3 to Schedule 13D (the "Amendment No. 3") amends the Schedule 13D/A of Jimmy S.H. Lee dated October 18, 2004 and is being filed by Mr. Lee to report his securityholdings of Mercer International Inc. ("Mercer").

ITEM 1.    SECURITY AND ISSUER

This Amendment No. 3 relates to the shares of beneficial interest, $1.00 par value (the "Shares") of Mercer, a business trust organized under the laws of the State of Washington, having a principal executive office at Suite 282-14900 Interurban Avenue South, Seattle, Washington, USA 98168.

ITEM 2.    IDENTITY AND BACKGROUND

This Amendment No. 3 is filed by Jimmy S.H. Lee. Mr. Lee is a citizen of Canada with an address at c/o 14900 Interurban Avenue South, Seattle, Washington, U.S.A. 98168. Mr. Lee serves as Chairman, President, Chief Executive Officer and a Trustee of Mercer.

During the last five years, Mr. Lee has not been convicted in a criminal proceeding, nor has Mr. Lee been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 14, 2005, Mr. Lee acquired 350,000 Shares at a price of $8.50 per Share for a total purchase price of $2,975,000. Mr. Lee used his personal funds to pay the purchase price for such Shares.

ITEM 4.    PURPOSE OF TRANSACTION

On February 14, 2005, Mr. Lee acquired 350,000 Shares at a price of $8.50 per Share pursuant to a public offering of 9,416,196 Shares by Mercer under a prospectus supplement dated February 8, 2005. The Shares were acquired for investment purposes.

Except as described herein or as publicly disclosed by Mercer, Mr. Lee does not have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D. Mr. Lee reserves the right to acquire additional securities of Mercer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding Mercer or any of its securities.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Jimmy S.H. Lee currently owns 1,134,800 Shares and options to acquire an aggregate of 835,000 Shares which are presently exercisable, representing approximately 6.1% of the Shares outstanding on a diluted basis. Mr. Lee holds the sole power to vote and dispose of all such Shares.

Page 3 of 5 Pages

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005 (Date)
/s/ JIMMY S.H. LEE (Signature)
Jimmy S.H. Lee (Name)

Page 5 of 5 Pages

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SIGNATURE